DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

October 12, 2017
VIA: ELECTRONIC DELIVERY

Tom Kluck

Kasey Robinson

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc. Registration Statement on Form S-11 File May 12, 2017 File No. 333-217924

Dear Mr. Kluck and Ms. Robinson:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Amendment No. 1 to its Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Jeffrey Edison, Chief Executive Officer of the Company, dated June 2, 2017 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s Registration Statement on Form S-11, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please update your financial information pursuant to Rule 3-12 of Regulation S-X.

Response: Please refer to pages F-19 through F-33 of the prospectus filed with Amendment No. 1 for the Company’s financial statements as of June 30, 2017 and for the three and six months ended June 30, 2017.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

October 12, 2017

Page Two

Management

Other Affiliates

Our Griffin Sponsor and its Principals, page 83

2.	We note your response to comment 3 and we reissue our prior comment in part. If you choose to retain performance and valuation information in the prospectus for companies other than the issuer, please expand your disclosure to clarify how transaction value and asset value is calculated.

Response: The disclosure has been revised as requested. Please see page 82 of the prospectus filed with Amendment No. 1.

Prior Performance Summary

Prior Investment Programs Sponsored by Our Griffin Sponsor, page 131

3.	Please revise to disclose the total number of investors in Griffin-American Healthcare REIT IV, Inc. and Griffin Capital Essential Asset REIT, Inc. Refer to Item 8.A.1.c of Industry Guide 5.

Response: The disclosure has been revised as requested. Please see pages 131 and 133 of the prospectus filed with Amendment No. 1.

Federal Income Tax Considerations, page 148

4.	We note your statement that DLA Piper LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Response: The disclosure will be revised as requested when we render our final opinion.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

October 12, 2017

Page Three

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner